      OMS APPROVAL
      ------------
OMS Number:        3235-0145
Expires: December 31, 2005
Estimated average burden
 hours per response. . . . . . . .11

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No.___ ___)*



                             CONSUMERS BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    210509105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                       Theresa J. Linder, Admin. Officer,
                  Consumers National Bank, 614 E. Lincoln Way,
                        P.O. Box 256, Minerva, OH, 44657

                             330 868-7701, Ext. 122
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                    November 20, 2001, AND December 18, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule l3D, and is filing this schedule because of ss.ss.240.l3d-l( e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d- 7 for other parties to whom copies are to be sent.

- The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP No. .....210509105.............................


1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

           Laurie L. McClellan
         -----------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (A.)
                  -----------------------------------------------
         (B.)
                  -----------------------------------------------

3.       SEC Use Only
                       ------------------------------------------


4.       Source of Funds (See Instructions)      OO - No Funds Transacted
                                           -------------------------------------


5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)
                              --------------------------------------------------

6.       Citizenship or Place of Organization         USA
                                             -----------------------------------

Number of                  7.      Sole Voting Power      448,535
Shares Beneificially                                ----------------------------
Owned by Each Reporting    8.      Shared Voting Power
Person With                                           --------------------------
                           9.      Sole Dispositive Power   448,535
                                                         -----------------------
                          10.     Shared Dispositive Power
                                                          ----------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  448,535
                                                                     -----------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                           -----------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)       20.9%
                                                           --------------------
14.      Type of Reporting Person (See Instructions)
                            IN - Individual
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common shares ("Common Shares") of Consumers Bancorp, Inc., an Ohio corporation (the "Issuer"), the principal executive offices of which are located at 614 East Lincoln Way, Minerva, Ohio, 44657.


ITEM 2.  IDENTITY AND BACKGROUND

This statement is being filed by Laurie L. McClellan, whose residential address is 28 Tepee Drive, Minerva, Ohio, 44657. Mrs. McClellan is currently the Chairman of the Board of the Issuer.

During the last five years, Mrs. McClellan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mrs. McClellan is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 20, 2001, Mrs. McClellan obtained control of 121,230 Common Shares of the Issuer through the transfer of her father's (Romain F. Fry) previous holdings into two separate Trust accounts of which she was designated as the Trustee for both. No funds were transacted as part of the transaction.

On December 18, 2002, Mrs. McClellan obtained control of 54,834 Common
Shares of the Issuer through the transfer of her mother's (Geraldine F. Fry) previous holdings into the Fry Investment Company Ltd. account, of which she was designated as the Manager. No funds were transferred as part of the transaction.


ITEM 4.  PURPOSE OF TRANSACTION

Mrs. McClellan, as Manager of the Fry Investment Company Ltd. And Trustee of various Family Trusts, has acquired the Common Shares for personal and family investment purposes.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Mrs. McClellan is the beneficial owner of 448,535 Common Shares with sole voting and dispositive power over such shares. These shares represent 20.9% of the currently issued and outstanding Common Shares.

On November 20, 2001, Mrs. McClellan, as Trustee of family trusts, had control of 131,167 Common Shares of the Issuer for personal and family investment purposes. In March of 2002, the Issuer completed a three for one split of its Common Shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not Applicable

                                    SIGNATURE

         AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED:  03/10/2003                  BY:  /S/ LAURIE L. MCCLELLAN
                                       --------------------------
                                             LAURIE L. MCCLELLAN